SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


                        AMENDMENT NO. 1

                               To

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended




             Entergy Power Operations Holdings Ltd

               (Name of foreign utility company)



             Entergy Power Development Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:

Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification originally filed with the Securities and Exchange Commission on December 9, 1997 that Entergy Power Operations Holdings Ltd ("EPOH") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy Power Operations Holdings Ltd
          c/o Caledonian Bank & Trust Limited
          Caledonian House
          Mary Street
          P.O. Box 1043
          Georgetown, Grand Cayman
          Cayman Islands

     EPOH, an indirect subsidiary of Entergy, was formed to provide directly, or indirectly through other subsidiaries of Entergy, operations and maintenance services ("O&M Services") to FUCOs. EPOH currently provides O&M Services through its subsidiaries to the following FUCOs:

     (1) Saltend Cogeneration Company Limited, an English private limited company ("Saltend") and an indirect subsidiary of Entergy. Saltend will develop and own a 1,200 MW (nominal) gas-fired, combined cycle electric generating facility to be located adjacent to a British Petroleum Company chemical facility in the County of Hull, England (the "Saltend Plant"). It is anticipated that the Saltend Plant will consist of three 400 MW (nominal) units, each of which will include an air intake system (including a high efficiency filter, pre-filter and silencer), compressor, combustion chambers, power turbine, exhaust system and all associated auxiliary plant and control systems.

     (2) Damhead Creek Limited, an English registered company ("DCL") and an indirect subsidiary of Entergy. DCL will develop and own a 740 megawatt (nominal) gas-fired, combined cycle electric generating facility to be located approximately 30 miles southeast of London, in the County of Kent, England (the "DCL Plant"). As currently configured, the DCL Plant will include/be based upon two gas-fired turbines and one steam turbine, and related auxiliary equipment.

     No person (other than Entergy and its subsidiaries) currently owns a 5% or more voting interest in EPOH.


Item 2. Domestic Associate Public-Utility Companies of EPOH and their Relationship to EPOH

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EPOH: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPOH.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY POWER DEVELOPMENT
                                   CORPORATION



                                   By:  /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    September 14, 1998